SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 28, 2014

List of materials

Documents attached hereto:

i) Press Release Announcing Notice Concerning Change of Representative Corporate Executive Officer.

March 28, 2014

Notice Concerning Change of
Representative Corporate Executive Officer

Sony Corporation today announced changes in Representative Corporate Executive Officers as follows.

1.	Reason for Changes
Change of management

2.	Newly appointed and retiring Representative Corporate Executive Officers
Newly appointed Representative Corporate Executive Officer
	Name:	Kenichiro Yoshida
	New Title:	Executive Vice President and Chief Financial Officer,
Representative Corporate Executive Officer
	Current Title:	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer,
Corporate Executive Officer

Retiring Representative Corporate Executive Officer
	Name:	Masaru Kato
	Current Title:	Director, Executive Vice President and Chief Financial Officer,
Representative Corporate Executive Officer

*  While retiring from the position of Executive Vice President, Chief Financial Officer and Representative Corporate Executive Officer, Mr. Kato will remain a Director of Sony Corporation and become Vice Chairman as of April 1, 2014.

3.	Brief personal history and other information about the newly appointed Representative Corporate Executive Officer

	Date of Birth:	October 20, 1959

Brief Personal History
	April 1983	Joined Sony Corporation
	May 2001	Senior Vice President, So-net Corporation
	April 2005	President and Representative Director, So-net Corporation
	December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation (Present)

Number of Sony Corporation’s Shares Held: 17,200 shares

4.	Effective Date of Changes
April 1, 2014

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